3-8-05

AM 3-2-2005

05036725

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 2 2005
WASH, D.C.
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48081 ✓

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gerard Asset Management, Ltd. ✓

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N87 W16400 Appleton Avenue
(No. and Street)

Menomonee Falls (City) WI (State) 53051-2851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonfield & Company, S.C.
(Name – *if individual, state last, first, middle name*)

740 North Plankinton Avenue (Address) Milwaukee (City) WI (State) 53203 (Zip Code)

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin P. Gerard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerard Asset Management, Ltd., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

NOTARY PUBLIC DEBRA WUSSOW STATE OF WISCONSIN

Exp 12/10/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

--oo0oo--

Bonfield & Company,

S.C.

CERTIFIED PUBLIC ACCOUNTANTS

740 N. Plankinton
Milwaukee, Wisconsin 53203

Report of Independent Auditors

Board of Directors
Gerard Asset Management, Ltd.
Menomonee Falls, Wisconsin

We have audited the accompanying statement of financial condition of Gerard Asset Management, Ltd. as of December 31, 2004 and 2003, and the related statements of income (loss), changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerard Asset Management, Ltd. as of December 31, 2004 and 2003, and the results of its operations, changes in retained earnings, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonfield & Company, S.C.
Certified Public Accountants

January 21, 2005
Milwaukee, Wisconsin

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash	$ 19,109	$ 7,642
Commissions receivable	1,510	2,256
Other current assets	1,320	1,380
TOTAL CURRENT ASSETS	21,939	11,278
EQUIPMENT - at cost:		
Office equipment	23,835	19,517
Vehicle	38,977	34,592
	62,812	54,109
Less accumulated depreciation	27,268	28,666
	35,544	25,443
CLEARING DEPOSIT - Note B:	21,500	21,500
	$ 78,983	$ 58,221
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 404	$ 9,700
Accrued retirement plan contribution - Note C	15,829	13,911
Payments due within one year on note payable - Note D		4,213
TOTAL CURRENT LIABILITIES	16,233	27,824
NOTE PAYABLE, less payments due within one year - Note D		6,256
STOCKHOLDERS' EQUITY:		
Common stock	5	5
Additional paid in capital	11,360	7,495
Retained earnings	51,385	16,641
	62,750	24,141
	$ 78,983	$ 58,221

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF INCOME (LOSS)

Years ended December 31, 2004 and 2003

	2004	2003
REVENUES:		
Commissions	$ 187,741	$ 160,786
Fees and other	39,949	31,168
	227,690	191,954
COSTS AND EXPENSES:		
Salaries and wages	99,374	94,675
Payroll taxes	8,377	8,568
Commissions	27,314	16,085
Rent - Note E	12,000	19,200
Repairs and maintenance	1,521	735
Telephone	3,144	2,302
Insurance	3,937	4,846
Office supplies and expenses	7,960	11,426
Legal and accounting	5,226	7,367
Dues and licenses	4,960	2,479
Other	4,859	7,828
Interest expense	159	494
Depreciation	11,286	4,242
Retirement plan contributions - Note C	2,829	16,663
	192,946	196,910
NET INCOME (LOSS)	$ 34,744	$ (4,956)

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2004 and 2003

	Total	Common stock	Additional paid-in capital	Retained earnings
Balances at December 31, 2002	$ 29,097	$ 5	$ 7,495	$ 21,597
Net loss	(4,956)			(4,956)
Balances at December 31, 2003	24,141	5	7,495	16,641
Net income	34,744			34,744
Capital contribution	3,865		3,865	
Balances at December 31, 2004	$ 62,750	$ 5	$ 11,360	$ 51,385
Par value		$0.01		
Authorized shares		1,000		
Issued and outstanding shares at December 31:				
2003		500		
2004		500		

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF CASH FLOWS

Years ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 34,744	$ (4,956)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	11,286	4,242
Change in commissions receivable	746	(1,580)
Change in other current assets	60	(380)
Change in accounts, wages and payroll taxes payable	(9,296)	8,831
Change in accrued retirement plan contribution	1,918	496
NET CASH PROVIDED BY OPERATING ACTIVITIES	39,458	6,653
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(4,318)	
Purchase of vehicle - Note F	(21,937)	
NET CASH USED BY INVESTING ACTIVITIES	(26,255)	
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable	(1,736)	(4,052)
NET INCREASE IN CASH	11,467	2,601
CASH:		
Beginning of year	7,642	5,041
End of year	$ 19,109	$ 7,642
SUPPLEMENTAL INFORMATION:		
Cash paid for interest expense	$ 159	$ 494

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

Note A - Description of business and summary of significant accounting policies:

Description of business:

The Company is a member of the National Association of Securities Dealers and is a registered broker-dealer with the Securities and Exchange Commission. The Company is an introducing broker-dealer who forwards its transactions to a clearing broker-dealer on a fully-disclosed basis. All commission revenues are earned from this clearing broker-dealer and from various mutual funds. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers. Its customers are primarily businesses and individuals in southeastern Wisconsin. The company has a bank account, which is excluded from the computation of net capital, which is used to forward withheld taxes on distributions to customers. The Company also provides retirement plan services to customers for a fee.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash:

The Company treats all highly liquid investments as cash. The clearing deposit is not treated as cash because its use is restricted. The Company monitors the financial condition of the banks where it maintains cash and believes there is no significant credit risk.

Commissions receivable:

All of the Company's commissions receivable are due from its clearing broker-dealer and various mutual funds. Commissions receivable are typically collected in full each month and an allowance for doubtful accounts is not provided.

Depreciation:

The cost of equipment is capitalized and depreciated over its estimated useful life using accelerated methods.

Income taxes:

The Company has elected to be taxed under the S corporation provisions of the Internal Revenue Code and does not pay income taxes on its taxable income. Instead the shareholder is liable for income taxes on the Company's taxable income.

Note B - Clearing deposit:

The Company's clearing broker-dealer, Wells Fargo Investments, LLC, requires that the Company maintain a security deposit with it. This deposit of $21,500 at December 31, 2004 and 2003 is refundable upon termination of the clearing agreement.

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Note C - Retirement plans:

The Company maintains money-purchase and profit-sharing retirement plans for its employees and invests the contributions with various mutual fund companies. Contributions are made at the discretion of the Board of Directors, and were $2,829 for 2004 and $16,663 for 2003. These amounts include accrued contributions of $2,829 at December 31, 2004 and $13,911 at December 31, 2003.

Note D - Note payable:

The note payable was transferred to the Company's sole stockholder in 2004 (see Note F).

Note E - Rent, related party transactions:

The Company leases office facilities under a month to month agreement with its sole stockholder. Payments under the agreement were $12,000 in 2004 and $19,200 in 2003.

Note F - Statement of cash flows:

In 2004, the Company's stockholder personally paid $38,977 for a new Company vehicle. In return, the stockholder received the Company's existing vehicle with a net book value of $21,908 subject to a note payable of $8,733, as well as cash of $21,937. The $3,865 excess of property contributed over property received was recorded as a contribution to additional paid in capital.

Note G - Net capital requirements:

The Company is required by provisions of the Securities Exchange Act of 1934 to maintain net capital of $5,000 and a ratio of aggregate indebtedness to net capital of less than 1500%. These requirements could restrict the payment of dividends.

The Company met these requirements at December 31, as follows:

	2004	2003
Net capital	$26,353	$20,881
Aggregate indebtedness ratio	53.1%	46.9%

ADDITIONAL INFORMATION

GERARD ASSET MANAGEMENT, LTD.

COMPUTATION OF NET CAPITAL, EXCESS NET CAPITAL AND AGGREGATE INDEBTEDNESS RATIO

	December 31 2004	December 31 2003
Total stockholders' equity	$ 62,750	$ 24,141
Additions (subtractions):		
Accrued retirement plan contribution for sole stockholder	2,227	13,911
Minimum cash balance at bank	(1,760)	(817)
Other current assets	(1,320)	(1,380)
Equipment - net	(35,544)	(25,443)
Note payable on equipment		10,469
NET CAPITAL	26,353	20,881
Required net capital	(5,000)	(5,000)
EXCESS NET CAPITAL	$ 21,353	$ 15,881
Total liabilities	$ 16,233	$ 34,080
Less note payable on equipment		(10,469)
Less accrued retirement plan contribution for sole stockholder	(2,227)	(13,911)
AGGREGATE INDEBTEDNESS	$ 14,006	$ 9,700
Ratio of aggregate indebtedness to net capital	53.1%	46.4%

GERARD ASSET MANAGEMENT, LTD.

EXEMPTIVE PROVISION FROM RULE 15c3-3

Exemption from Rule 15c3-3 is claimed at December 31, 2004 and 2003 based on item 25.c.(k) of form X-17A-5 – all customer transactions cleared through another broker-dealer on a fully disclosed basis.

GERARD ASSET MANAGEMENT, LTD.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL

	December 31 2004	December 31 2003
Unaudited net capital per form X-17A-5	$ 26,353	$ 13,232
Audit adjustments:		
Change in allowable cash		
Change in commissions receivable		254
Change in payables		(7,126)
Addition for secured auto note		14,521
NET CAPITAL	$ 26,353	$ 20,881

GERARD ASSET MANAGEMENT, LTD.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Year ended December 31, 2004

Board of Directors
Gerard Asset Management, Ltd.

In planning and performing our audit of the financial statements and additional information of Gerard Asset Management, Ltd. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 21, 2005

Bonfield + Comp., S.C.

Certified Public Accountants